 Exhibit 99.1

CIBC Announces Senior Executive Appointments

Moves further strengthen the bank's senior leadership, and supports the continued execution of its client-focused strategy and business momentum

TORONTO, March 7, 2024 /CNW/ - CIBC (TSX: CM) (NYSE: CM) President and CEO Victor Dodig today announced senior leadership appointments to support the bank's continued execution of its client-focused strategy, deepen its leadership capabilities and enable continued business momentum.

"Across our bank, we have a highly connected team that is acting with purpose to make ambitions a reality as we execute our client-focused strategy," said Mr. Dodig. "This has been a cornerstone of our success and the leadership changes we are announcing today further reinforce our connected culture as we continue to build on our momentum and create sustainable value for all our stakeholders. Each of these leaders bring exceptional leadership, proven capabilities, and a clear focus on bringing the best of our bank to our clients. I'm looking forward to working with our Executive Committee and our entire team as we go forward."

The following leadership changes are effective April 1, 2024.

Under Jon Hountalas' leadership as Senior Executive Vice-President (SEVP) and Group Head, Canadian Banking, our Canadian Banking business has made strong progress in attracting new clients to our bank, enhancing client experience and delivering growth. To further build on this momentum, Hratch Panossian will become SEVP and Head of Personal and Business Banking, with joint accountability to Mr. Dodig and Mr. Hountalas, and will continue on the bank's Executive Committee. Mr. Panossian has been a key part of CIBC's leadership team since joining the bank in 2011, most recently as Chief Financial Officer leading the bank's Finance, Treasury and Enterprise Strategy and Corporate Development teams, in addition to broad experience from the financial services and technology sectors before joining our bank.

"Hratch's expertise in financial services, background in technology and innovation, and commitment to building long-lasting client and team relationships position him well to take on his new role. His recent leadership of our strategic growth plans will also serve him well as we continue to focus on providing our clients with a modern and exceptional client experience," said Mr. Dodig.

Harry Culham, SEVP and Group Head, Capital Markets and Direct Financial Services, continues in his current role and will take on expanded accountability for Enterprise Strategy and Corporate Development, as well as the bank's Strategic Client Office. Mr. Culham joined CIBC in 2008, holding key roles in Capital Markets before assuming its leadership, more recently adding accountability for Direct Financial Services, as well as overseeing CIBC's operations in the Caribbean and CIBC Mellon.

"Under Harry's leadership, our Capital Markets and Direct Financial Services business has consistently performed well, enabled by our team's strong focus on our clients. Harry's leadership of our enterprise strategy and strategic client relationships will be a tremendous asset as we continue to build on our momentum," added Mr. Dodig.

Shawn Beber who was appointed SEVP and Group Head, U.S. Region and President and CEO, CIBC Bank USA, in 2022, will continue in his current role, providing strong leadership of our U.S. Region.

"Shawn has done an excellent job in repositioning and pivoting our U.S. business under very challenging market conditions. The U.S. region remains a strategically important growth area for CIBC and Shawn's continued leadership will be critical in building further momentum moving forward," said Mr. Dodig

Robert Sedran will assume the role of SEVP and Chief Financial Officer and join the bank's Executive Committee. Mr. Sedran has most recently served as CIBC's Treasurer, and he has held progressively more senior roles over the course of his more than 20-year career in financial services, including previously leading Enterprise Strategy and Corporate Development, as well as Equity Research in Capital Markets.

"Robert brings a deep understanding of the banking sector and finance, and a strategic perspective. He has been a respected strategic advisor over the course of his career and will be an exceptional addition to our Executive Committee," said Mr. Dodig.

Also continuing in their current roles on CIBC's Executive Committee are: Frank Guse, SEVP and Chief Risk Officer; Christina Kramer, SEVP and Group Head, Technology, Infrastructure and Innovation; Kikelomo Lawal, Executive Vice-President and Chief Legal Officer; and Sandy Sharman, SEVP and Group Head, People, Culture and Brand.

"CIBC's leadership team is a key driver of the bank's success," added Mr. Dodig. "These appointments serve to support the execution of our client-focused strategy, and are another example of how we're reinforcing our connected culture and team, leveraging and further strengthening the capabilities of our leaders to position our bank for the long-term."

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC

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For further information: Geoff Dillon, CIBC Communications & Public Affairs, 416-309-3266 / geoff.dillon@cibc.com

CO: CIBC

CNW 06:00e 07-MAR-24